UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A*
(Rule 13d-102)
Under the Securities Exchange Act of 1934
(Amendment No. 35)*
Synovus Financial Corp.

(Name of Issuer)
$1.00 Par Value Common Stock

(Title of Class of Securities)
87161C-10-5

(CUSIP Number)
December 31, 2009

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	87161C-10-5

1	NAMES OF REPORTING PERSONS.
I.R.S. Identification Nos. of above persons (entities only).

	Synovus Financial Corp., as Parent Holding Company of its various banking, investment advisory and trust company subsidiaries, Columbus Bank and Trust Company, as the parent Bank of Synovus Trust Company, and Synovus Trust Company, in various fiduciary capacities.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Georgia

	5	SOLE VOTING POWER

NUMBER OF		42,242,150

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		155,362

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		44,581,308

WITH	8	SHARED DISPOSITIVE POWER

		2,616,419

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	47,999,256 (Includes Beneficial Ownership disclaimed)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	BK and HC

Item 1.
(a)	Name of Issuer Synovus Financial Corp.

(b)	Address of Issuer’s Principal Executive Offices 1111 Bay Avenue, Suite 500, Columbus, Georgia 31901
Item 2.
(a)	Name of Person Filing Synovus Trust Company Columbus Bank and Trust Company Synovus Financial Corp.

(b)	Address of Principal Business Office or, if none, Residence

Synovus Trust Company — 1148 Broadway, Columbus, Georgia 31901
Columbus Bank and Trust Company — 1148 Broadway, Columbus, Georgia 31901
Synovus Financial Corp. — 1111 Bay Avenue, Suite 500, Columbus, Georgia 31901

(c)	Citizenship

Synovus Financial Corp. is a Georgia business corporation and its banking, investment advisory and trust company subsidiaries, including Synovus Trust Company and Columbus Bank and Trust Company, are Georgia, Florida, Alabama, Tennessee and national banking and business corporations and trust companies.

(d)	Title of Class of Securities $1.00 par value common stock

(e)	CUSIP Number 87161C-10-5

Item 3.	If this statement is filed pursuant to §§§§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☑	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §§240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §§240.13d-1(b)(1)(ii)(F);

(g)	☑	A parent holding company or control person in accordance with §§ 240.13d-1(b)(1)(ii)(G) (Note: See Item 7);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §§240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned (includes shares as to which beneficial ownership is disclaimed): 47,999,256

(b)	Percent of class: 9.8%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 42,242,150

(ii)	Shared power to vote or to direct the vote: 155,362

(iii)	Sole power to dispose or to direct the disposition of: 44,581,308

(iv)	Shared power to dispose or to direct the disposition of: 2,616,419
For an additional discussion on this item, see Exhibit “A”.
Item 5. Ownership of Five Percent or Less of a Class
Not Applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
See Exhibit “A”

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
See Exhibit “A”
Item 8. Identification and Classification of Members of the Group
See Exhibit “B”
Item 9. Notice of Dissolution of Group
Not Applicable
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SYNOVUS FINANCIAL CORP.

February 4, 2010 Date	By: Name:	/s/ Samuel F. Hatcher Samuel F. Hatcher
	Title:	Executive Vice President, General Counsel
and Corporate Secretary

COLUMBUS BANK AND TRUST COMPANY

February 4, 2010 Date	By: Name:	/s/ William R. Blanchard William R. Blanchard
	Title:	President

SYNOVUS TRUST COMPANY

February 4, 2010 Date	By: Name:	/s/ George G. Flowers George G. Flowers
	Title:	President

EXHIBIT “A”
     As of December 31, 2009, Synovus Trust Company, a wholly-owned trust company subsidiary of Columbus Bank and Trust Company, a wholly-owned banking subsidiary of Synovus Financial Corp., all of which are signatory parties hereto, possessed in various fiduciary capacities, the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 47,968,681, or 9.79%, of the class of the securities which is the subject of this report, as set forth below, the beneficial ownership of which is disclaimed. None of such other subsidiaries, as of December 31, 2009 individually or in the aggregate, possessed such right or power relating to more than five percent of the class of securities which is the subject of this report.
     Held by Synovus Trust Company in various fiduciary capacities as of December 31, 2009:

Sole Voting Power	Shared Voting Power	Sole Power To Dispose	Shared Power to Dispose
42,242,150	155,362	44,572,488	2,594,664
     As of December 31, 2009, the other banking, brokerage, investment advisory and trust subsidiaries of Synovus Financial Corp. held in a fiduciary or advisory capacity sole dispositive power over 8,820 shares and shared dispositive power over 21,755 shares, the beneficial ownership of which is disclaimed.

EXHIBIT “B”
     Columbus Bank and Trust Company, a Georgia banking corporation, and its wholly-owned subsidiary, Synovus Trust Company, a nationally-chartered trust company, are each banks as defined in Section 3(a)(6) of the Securities Exchange Act of 1934 (the “Act”). Synovus Financial Corp., a Georgia business corporation, is the parent holding company of Columbus Bank and Trust Company and Synovus Trust Company in accordance with Regulation 240.13d-1(b)(1) (ii) (G) promulgated under the Act.

EXHIBIT “C”
The undersigned hereby agree that this Schedule 13G/A is filed on behalf of each of them

SYNOVUS FINANCIAL CORP.

February 4, 2010 Date	By: Name:	/s/ Samuel F. Hatcher Samuel F. Hatcher
	Title:	Executive Vice President, General Counsel and Corporate Secretary

COLUMBUS BANK AND TRUST COMPANY

February 4, 2010 Date	By: Name:	/s/ William R. Blanchard William R. Blanchard
	Title:	President

SYNOVUS TRUST COMPANY

February 4, 2010 Date	By: Name:	/s/ George G. Flowers George G. Flowers
	Title:	President